Exhibit 11.1 Statement Regarding Computation Of Earnings Per Share

		Year Ended
		December 31, 2001

		(In Thousands, Except
		Per Share Data)
1.	Net Income	$222,860

	Preferred stock dividends declared	(6,000)

	Net income available to common shareholders	$216,860

2.	Weighted average common shares outstanding	95,967

3.	ESOP shares not committed to be released	(5,517)

4.	Total weighted average common shares outstanding	90,450

5.	Basic earnings per common share	$2.40

6.	Total weighted average common shares outstanding	90,450

7.	Dilutive effect of stock options using the treasury stock method	1,724

8.	Total average common and common equivalent shares	92,174

9.	Diluted earnings per common share	$2.35